UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 December, 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure: CRH plc Trading Statement Notification

N E W S    R E L E A S E

23 December 2009

CRH plc

TRADING
 STATEMENT NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue a trading statement and development strategy update on 5
 January 2010
at 7:00 a.m.
 GMT
.

CRH will host an analysts' conference call at 8:00 a.m. GMT on
5
 January
 2010
 to discuss the updates.

To register in advance for the conference call please log on to:
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=527315&Conf=169873 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively the dial-in number is
+4
4 (0)
20 7162 0025.

A recording of this conference call will be available from 10:00 a.m. GMT on
5
 January
 2010
 by dialing +44
(0)
20 7031 4064. The security code for the replay will be
853261
.

CRH's preliminary results for the period ending 31 December 200
9
 will be issued on
2
 March
 2010
.

-------------

CRH plc,
Belgard

Castle
,
Clondalkin
,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000
Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland
This information is provided by RNS
The company news service from the London Stock Exchange

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date 23 December, 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director